Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: AbbVie Inc. (ABBV)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

AbbVie Inc. (ABBV)
Vote Yes: Item # 6 - Stockholder Proposal on Political Spending

Annual Meeting: May 5, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that AbbVie annually analyze and report, at reasonable expense, the congruence of its political, lobbying, and electioneering expenditures during the preceding year against its publicly stated company values and policies, listing and explaining instances of incongruent expenditures, and stating whether the identified incongruencies have or will lead to a change in future expenditures or contributions.

Supporting Statement: Proponents recommend, at management discretion, that the report also contain an analysis of risks to our Company's brand, reputation, and shareholder value of expenditures in conflict with publicly stated Company values. “Expenditures for electioneering communications" means spending, from the corporate treasury and from its PACs, during the year, directly or through third parties, in printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.

RATIONALE FOR A YES VOTE

AbbVie’s current participation in the political process appears to be out of alignment with its stated goals and values:

1.	Despite a stated environmental commitment, AbbVie has supported politicians and organizations holding back climate progress.

2.	Despite a stated commitment to women’s empowerment, AbbVie continues to support legislation limiting women’s reproductive health options.

3.	Inconsistencies in AbbVie’s stated values and its political contributions can pose risk to the Company.

2023 Proxy Memo AbbVie | Shareholder Proposal on Political Expenditures Values Alignment

DISCUSSION

1.	Despite a stated environmental commitment, AbbVie has supported politicians and organizations holding back climate progress.

Within its 2021 Sustainability Report, AbbVie committed “to joining the Science Based Targets initiative (SBTi) in 2021 and setting ambitious science-based emissions reduction targets to support limiting global temperature rise to no more than 1.5°C above pre-industrial levels, in line with the Paris Climate Agreement and the 2018 Intergovernmental Panel on Climate Change.” AbbVie also states that it believes “Climate change has a direct impact on human health. As a company taking on the toughest health challenges, we must play our part in mitigating the impacts of climate change.”1

Yet AbbVie’s political spending is at odds with these actions. As the proposal states, “AbbVie is a member of the U.S. Chamber of Commerce which has consistently lobbied to roll back climate regulations and slow the transition toward a low carbon energy mix.”

In a recent report, the Change the Chamber Coalition finds that the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon-intensive economy. Chamber actions in 2021-2023 include:

•	Attempting to block the Inflation Reduction Act, the biggest climate bill Congress has ever passed; [2]
•	Issuing statements and amicus briefs in support of new fossil fuel infrastructure development;
•	Co-hosting press calls with the American Petroleum Institute to call for new drilling projects on federal lands; and
•	Seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change.[3]

Other companies have taken action to address incongruences between the Chamber of Commerce’s views and their own. For example, after the Chamber of Commerce filed a lawsuit against the Environmental Protection Agency for its ruling on regulating greenhouse gas emissions, well-known footwear and apparel company Nike stepped away from its membership, stating, “Nike fundamentally disagrees with the U.S. Chamber of Commerce on the issue of climate change and their recent action challenging the Environmental Protection Agency is inconsistent with our view that climate change is an issue in need of urgent action.”4 Over 100 other companies have quit the Chamber of Commerce as a result of its climate change policies, setting precedent for companies like AbbVie to reevaluate their relationship with the organization.5

_____________________________

1 https://www.abbvie.com/content/dam/abbvie-com2/pdfs/abbvie-esg-action-report.pdf

2 https://www.whitehouse.senate.gov/news/op-eds/the-us-chamber-still-blocks-climate-progress

3 https://drive.google.com/file/d/1bKlm8VzmoMschYzQ-UPVs_e4raZG-cSu/view

4 https://www.cbsnews.com/news/abandoning-ship-nike-quits-chamber-board-over-climate-change-stance/

5 https://www.racked.com/2017/10/2/16370014/us-chamber-commerce-explainer

2

2023 Proxy Memo AbbVie | Shareholder Proposal on Political Expenditures Values Alignment

2.	Despite a stated commitment to women’s empowerment, AbbVie continues to support legislation limiting women’s reproductive health options.

AbbVie has stated, "We are committed to equity, equality, diversity, and inclusion (“EED&I”). It’s fundamental to who we are and it’s just how we 'do good business.” However, in the 2020 through 2022 election cycles, according to research from the impartial nonprofit research organization Sustainable Investments Institute, AbbVie and its employee PACs donated at least $1,600,000 to politicians and political organizations working to weaken women’s access to reproductive health care.

Also, as highlighted in a June 2022 Business Insider article, AbbVie a “company with ties to makers of contraceptives, has contributed more than $75,000 to lawmakers behind trigger bills across seven states,”6 limiting womens’ ability to access abortions or other reproductive health services.

3.	Inconsistencies in AbbVie’s stated values and its political contributions can pose risk to the Company.

Inconsistency can pose significant risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment, the social welfare of their employees, or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following: “Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.”7

The Conference Board’s new report, Under a Microscope: A New Era of Scrutiny for Corporate Political Activity, affirms these observations:

Especially in today’s environment, companies are vulnerable to reputational risk if their political activity is perceived to be in contrast with their core values . . . Indeed, some companies have been accused of hypocrisy as a result of their political spending. These unintended controversial contributions can harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line. . . .

[C]ompanies that have not yet done so should consider adopting a purpose statement and ensuring that their contributions to support political candidates or to pursue public policies are informed by and consistent with their purpose.8

_____________________________

6 https://www.businessinsider.com/healthcare-corporations-and-pharma-give-big-to-anti-abortion-movement-2022-5

7 https://www.webershandwick.com/wp-content/uploads/2020/01/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf

8 https://www.conference-board.org/topics/ESG-reporting/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity

3

2023 Proxy Memo AbbVie | Shareholder Proposal on Political Expenditures Values Alignment

Disney as an illustrative example of investor concerns

The Walt Disney Company’s unintentional association with the “Don’t Say Gay” law in Florida illustrates investors’ concern. Disney had contributed funds to the sponsors of this bill, which limits discussion of sexual orientation and gender identity in elementary schools. The Company initially declined to comment on the legislation, and this lack of action led to “widespread disappointment across the company’s LGBTQ+ employees and allies.”9 The company then changed course, with CEO, Bob Chapek, taking a strong, public stance against the bill and pledging $5 million to the Human Rights Campaign and other LGBTQ rights organizations.

By this time, however, the damage had been done. Abigail Disney, granddaughter of one of Disney’s founders, called out the company’s mismanagement on Twitter.10 The Human Rights Campaign refused Disney’s contribution,11 Florida governor Ron DeSantis took control of Walt Disney World's self-governing district to punish the company over its opposition to the so-called "Don't Say Gay" law,12 and consumers turned away from the brand.13

Proponents are seeking assurance that AbbVie has an effective strategy in place to avoid similar missteps.

RESPONSE TO ABBVIE’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

●	AbbVie’s Board states in its statement of opposition that: “As a result of our extensive disclosures, AbbVie has been consistently recognized as a leader in providing the highest level of political transparency and accountability. In 2022, AbbVie was again recognized as a "trendsetter" in this area by the CPA-Zicklin Index, the highest ranking a company can receive.”

Proponents note that while this score is impressive, the Index does not address or score congruence in spending with stated values; the CPA-Zicklin Index only “measure[s] how transparently companies report and oversee their election-related spending.” In June 2022, the CPA Zicklin Index issued the following statement:

The Center for Political Accountability is issuing the following statement to clarify the purpose of the CPA Zicklin Index. This is in response to companies citing their Index scores as arguments in opposition to shareholder resolutions calling for lobbying disclosure or company reports on the alignment of their political spending with core values and positions . . . The Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values and does not cover company lobbying spending or activities.14

_____________________________

9 https://variety.com/2022/film/news/disney-ceo-bob-chapek-support-lgbtq-1235197938/

10 https://twitter.com/abigaildisney/status/1500444182665703428?s=20&t=lsV3fd_sMqvfOx1IDZLcBg

11 https://www.hrc.org/press-releases/human-rights-campaign-refuses-money-from-disney-until-meaningful-action-is-taken-to-combat-floridas-dont-say-gay-or-trans-bill

12 https://www.cbsnews.com/news/ron-desantis-disney-law-florida-state-control-dont-say-gay/

13 https://eu.usatoday.com/story/travel/experience/america/theme-parks/2022/03/10/disneys-company-florida-dont-say-gay-bill-lgbtq-fans/9451149002/

14 https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Index-Purpose-and-Misuse-Statement-6.27.22.pdf

4

2023 Proxy Memo AbbVie | Shareholder Proposal on Political Expenditures Values Alignment

So, while it is commendable that AbbVie has strong reporting and oversight mechanisms, the proposal’s key ask that the Company report on transparency remains unaddressed.

●	AbbVie also states in its opposition statement that, “AbbVie opted to leave four large trade associations (PhRMA, BIO, IFPMA, and the Business Roundtable) in 2023.”

In response, Proponents note that the Company has made no indication that it has also departed from the U.S. Chamber of Commerce, an organization that has consistently lobbied to roll back climate change protection. Given AbbVie has made decisions in the past to cut ties with organizations whose actions are at odds with the Company’s values, there is established precedent for AbbVie to reevaluate its connection with the U.S. Chamber of Commerce.

CONCLUSION

A “Yes” vote is warranted. For all of the reasons above, we believe that the requested report will motivate AbbVie to monitor its political expenditures so that they do not erode shareholder value by diminishing the Company’s reputation, consumer loyalty, brand, values, and corporate responsibility initiatives.

Vote “Yes” on this Shareholder Proposal

--

For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

5